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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)


                               (AMENDMENT NO. 4)*






                       Alliance Fiber Optic Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    01868O108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)






     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]   Rule 13d-1(b)
     [_]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

ITEM 1(A).   NAME OF ISSUER: Alliance Fiber Optic Products, Inc.
             --------------

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             -----------------------------------------------
             275 Gibraltar Drive, Sunnyvale, CA 94089.

ITEM 2(A).   NAMES OF PERSONS FILING:
             -----------------------
             New Enterprise Associates 9, Limited Partnership ("NEA 9"); NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; Stewart Alsop II ("Alsop"), Nancy L. Dorman ("Dorman") and Thomas C. McConnell ("McConnell") (the "Former General Partners"); and Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra") Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry") (the "General Partners"). The General Partners are individual general partners of NEA Partners 9. The Former General Partners are former general partners of NEA Partners 9. The General Partners, NEA 9 and NEA Partners 9 are referred to individually herein as a "Reporting Holder" and collectively as the "Reporting Holders."

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             -----------------------------------------------------------
             The address of the principal business office of NEA 9, NEA Partners 9, Dorman, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Alsop, Kramlich, McConnell, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

ITEM 2(C).   CITIZENSHIP:
             -----------
             Each of NEA 9 and NEA Partners 9 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners and each of the Former General Partners is a United States citizen.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:
             ----------------------------
             Common Stock, $.001 par value ("Common Stock").

ITEM 2(E).   CUSIP NUMBER:  01868O108.
             ------------

ITEM 4.      OWNERSHIP.
             ---------

             (a) Amount Beneficially Owned: NEA 9 is the record owner of 1,999,546 shares of Common Stock (the "Record Shares") as of December 31, 2004. As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the Record Shares. As the general partners of NEA Partners 9, the sole general partner of NEA 9, each of the General Partners may also be deemed to own beneficially the Record Shares. Therefore, each Reporting Holder may be deemed to own beneficially 1,999,546 shares.

             (b) Percent of Class: Each Reporting Holder: 5.1%. The foregoing percentage is calculated based on the 38,975,696 shares of Common Stock reported to be outstanding as of November 9, 2004 on the Issuer's Form 10-QSB.

             (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares for each Reporting Holder.

                  (ii) shared power to vote or to direct the vote: 1,999,546 shares for each Reporting Holder.

                  (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Holder.

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,999,546 shares for each Reporting Holder.

             Each Reporting Holder disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Holder holds of record.



ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             --------------------------------------------

             EACH OF THE FORMER GENERAL PARTNERS HAS CEASED TO OWN BENEFICIALLY FIVE PERCENT (5%) OR MORE OF THE OUTSTANDING COMMON STOCK OF THE ISSUER.

             Except for the above items, all other items reported on the
             Schedule 13G dated as of February 12, 2004 and filed on behalf of the Reporting Holders with respect to the Common Stock of Alliance Fiber Optic Products, Inc. remain unchanged.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005



NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:  NEA PARTNERS 9, LIMITED PARTNERSHIP


     By:              *
         -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:               *
     -------------------------------
     Charles W. Newhall III
     General Partner


                  *
------------------------------------
Stewart Alsop II


                  *
------------------------------------
Peter J. Barris


                  *
------------------------------------
Nancy L. Dorman


                  *
------------------------------------
C. Richard Kramlich


                  *
------------------------------------
Thomas C. McConnell


                  *
------------------------------------
John M. Nehra

                  *
------------------------------------
Charles W. Newhall III


                  *
------------------------------------
Peter T. Morris


                  *
------------------------------------
Mark W. Perry


                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact


--------------------------------------------------------------------------------

This Schedule 13G was executed by Louis S. Citron pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13G filing for Alliance Fiber Optic Products, Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Alliance Fiber Optic Products, Inc.

     EXECUTED as a sealed instrument this 11th day of February, 2005.


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:  NEA PARTNERS 9, LIMITED PARTNERSHIP


     By:              *
         -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:               *
     -------------------------------
     Charles W. Newhall III
     General Partner


                  *
------------------------------------
Stewart Alsop II


                  *
------------------------------------
Peter J. Barris


                  *
------------------------------------
Nancy L. Dorman


                  *
------------------------------------
C. Richard Kramlich


                  *
------------------------------------
Thomas C. McConnell

                  *
------------------------------------
Peter T. Morris


                  *
------------------------------------
John M. Nehra


                  *
------------------------------------
Charles W. Newhall III


                  *
------------------------------------
Mark W. Perry


                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact


--------------------------------------------------------------------------------

This Schedule 13G was executed by Louis S. Citron pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13G filing for Alliance Fiber Optic Products, Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.

                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis
S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.


                                        /s/ Stewart Alsop II
                                        ----------------------------------------
                                        Stewart Alsop II


                                        /s/ Peter J. Barris
                                        ----------------------------------------
                                        Peter J. Barris


                                        /s/ Robert T. Coneybeer
                                        ----------------------------------------
                                        Robert T. Coneybeer


                                        /s/ Nancy L. Dorman
                                        ----------------------------------------
                                        Nancy L. Dorman


                                        /s/ Ronald Kase
                                        ----------------------------------------
                                        Ronald Kase


                                        /s/ C. Richard Kramlich
                                        ----------------------------------------
                                        C. Richard Kramlich


                                        /s/ Arthur J. Marks
                                        ----------------------------------------
                                        Arthur J. Marks

                                        /s/ Thomas C. McConnell
                                        ----------------------------------------
                                        Thomas C. McConnell


                                        /s/ Peter T. Morris
                                        ----------------------------------------
                                        Peter T. Morris


                                        /s/ John M. Nehra
                                        ----------------------------------------
                                        John M. Nehra


                                        /s/ Charles W. Newhall III
                                        ----------------------------------------
                                        Charles W. Newhall III


                                        /s/ Mark W. Perry
                                        ----------------------------------------
                                        Mark W. Perry


                                        /s/ Scott D. Sandell
                                        ----------------------------------------
                                        Scott D. Sandell